Filed by Targa Resources Corp.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Targa Resources Partners LP

Commission File No.: 001-33303

This filing relates to a proposed business combination involving Targa Resources Corp. and Targa Resources Partners LP.

1000 Louisiana, Suite 4300 Houston, TX 77002 713.584.1000

Targa Resources Corp. and Targa Resources Partners LP Announce Meeting Date and

Record Date for Special Meetings and Publish Updated Investor Presentation

HOUSTON, January 5, 2016 — Targa Resources Corp. (the “Company” or “TRC”) (NYSE:TRGP) and Targa Resources Partners LP (the “Partnership” or “TRP”) (NYSE:NGLS) announced today that they will hold special meetings of stockholders and common unitholders, respectively, in connection with the proposed merger between the Company and the Partnership on February 12, 2016.

The Company will hold a special meeting of stockholders at 8:00 a.m. Central Time on February 12, 2016, at Wells Fargo Plaza, 1000 Louisiana Street, Houston, Texas 77002. At the special meeting, the Company’s stockholders will meet to consider and vote upon, among other things, a proposal to approve the issuance of shares of common stock of the Company in connection with the proposed merger with the Partnership (the “stock issuance proposal”). The Company stockholders of record at the close of business on January 12, 2016, will be entitled to receive notice of the special meeting and to vote at the special meeting.

The Partnership will hold a special meeting of common unitholders at 9:00 a.m. Central Time on February 12, 2016, at Wells Fargo Plaza, 1000 Louisiana Street, Houston, Texas 77002. At the special meeting, the Partnership’s common unitholders will meet to consider and vote upon, among other things, a proposal (the “Merger proposal”) to approve the Agreement and Plan of Merger, dated as of November 2, 2015, by and among the Company, Spartan Merger Sub LLC, the Partnership and Targa Resources GP LLC, pursuant to which the Company will acquire indirectly all of the outstanding common units representing limited partner interests in the Partnership that the Company and its subsidiaries do not already own (the “Merger”). The Partnership common unitholders of record at the close of business on January 12, 2016, will be entitled to receive notice of the special meeting and to vote at the special meeting.

As previously announced on November 3, 2015, the Company and the Partnership entered into an agreement for the Company to acquire all of the outstanding common units of the Partnership not already owned by the Company in an all stock-for-unit transaction. The Merger is expected to close on February 17, 2016, subject to the approval of the stock issuance proposal by the Company’s stockholders, the approval of the Merger proposal by the common unitholders of the Partnership, and certain other customary closing conditions.

TRC and TRP have also published an updated investor presentation that is available in the Events and Presentations section of the Company and the Partnership’s websites at www.targaresources.com.

Additional Information and Where to Find It

In connection with Targa Resources Corp.‘s proposed transaction to acquire all of the outstanding common units of the Partnership not already owned by TRC, TRC has filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of TRP and TRC and a prospectus of TRC (the “joint proxy statement/prospectus”). In connection with the proposed transaction, TRC plans to mail the definitive joint proxy statement/prospectus to its shareholders, and TRP plans to mail the definitive joint proxy statement/prospectus to its unitholders.

INVESTORS, SHAREHOLDERS AND UNITHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT TRC AND TRP, AS WELL AS THE PROPOSED TRANSACTION AND RELATED MATTERS.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

A free copy of the joint proxy statement/prospectus and other filings containing information about TRC and TRP may be obtained at the SEC’s Internet site at www.sec.gov. In addition, the documents filed with the SEC by TRC and TRP may be obtained free of charge by directing such request to: Targa Resources, Attention: Investor Relations, 1000 Louisiana, Suite 4300, Houston, Texas 77002 or emailing jkneale@targaresources.com or calling (713) 584-1133. These documents may also be obtained for free from TRC’s and TRP’s investor relations website at www.targaresources.com.

Participants in Solicitation Relating to the Merger

TRC and TRP and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from the TRC shareholders or TRP unitholders in respect of the proposed transaction that is described in the joint proxy statement/prospectus. Information regarding TRC’s directors and executive officers is contained in TRC’s definitive proxy statement dated March 26, 2015, which has been filed with the SEC. Information regarding directors and executive officers of TRP’s general partner is contained in TRP’s Annual Report on Form 10-K for the year ended December 31, 2014, which has been filed with the SEC.

A more complete description is available in the registration statement and the joint proxy statement/prospectus.

Forward-Looking Statements

Certain statements in this communication are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, statements regarding the expected benefits of the proposed transaction to TRC and TRP and their stockholders and unitholders, respectively, the anticipated completion of the proposed transaction or the timing thereof, the expected future growth, dividends, distributions of the combined company, and plans and objectives of management for future operations. All statements, other than statements of historical facts, included in this communication that address activities, events or developments that TRC or TRP expects, believes or anticipates will or may occur in the future, are forward-looking statements. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties, factors and risks, many of which are outside the control of TRC and TRP, which could cause results to differ materially from those expected by management of TRC and TRP. Such risks and uncertainties include, but are not limited to, weather, political, economic and market conditions, including a decline in the price and market demand for natural gas, natural gas liquids and crude oil, the timing and success of business development efforts; and other uncertainties. These and other applicable uncertainties, factors and risks are described more fully in TRC’s and TRP’s filings with the SEC, including the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Neither TRC nor TRP undertakes an obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

About Targa Resources Corp. and Targa Resources Partners LP

Targa Resources Corp. is a publicly traded Delaware corporation that owns a 2% general partner interest (which the Company holds through its 100% ownership interest in the general partner of the Partnership), all of the outstanding incentive distribution rights and a portion of the outstanding limited partner interests in Targa Resources Partners LP.

Targa Resources Partners LP is a publicly traded Delaware limited partnership formed in October 2006 by its parent, Targa Resources Corp., to own, operate, acquire and develop a diversified portfolio of complementary midstream energy assets. The Partnership is a leading provider of midstream natural gas and natural gas liquid services in the United States. In addition, the Partnership provides crude oil gathering and crude oil and petroleum product terminaling services. The Partnership is engaged in the business of gathering, compressing, treating, processing and selling natural gas; storing, fractionating, treating, transporting, terminaling and selling NGLs and NGL products, including services to LPG exporters; gathering, storing, and terminaling crude oil; and storing and terminaling petroleum products. The Partnership reports its operations in two divisions: (i) Gathering and Processing, consisting of two reportable segments—(a) Field Gathering and Processing and (b) Coastal Gathering and Processing; and (ii) Logistics and Marketing, consisting of two reportable segments—(a) Logistics Assets and (b) Marketing and Distribution. The financial results of the Partnership’s commodity hedging activities are reported in Other.

The principal executive offices of Targa Resources Corp. and Targa Resources Partners LP are located at 1000 Louisiana, Suite 4300, Houston, TX 77002 and their telephone number is 713-584-1000. For more information please go to www.targaresources.com.

Contact investor relations by phone at (713) 584-1133.

Jennifer Kneale

Vice President — Finance

Matthew Meloy

Executive Vice President and Chief Financial Officer